Exhibit 99.1

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on March 28, 2013 (the “Meeting”).  The total number of common shares represented at the meeting in person or by proxy was 11,954,644 or 66.76% of the total issued and outstanding common shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect Dr. Isa Odidi as a director of the Corporation.
As proposed in the management information circular for the Meeting (the “Circular”), Dr. Isa Odidi was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 7,686,382 (64.30%) for and 48,731 (0.41%) withheld.

Resolution to elect Dr. Amina Odidi as a director of the Corporation.
As proposed in the Circular, Dr. Amina Odidi was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until her successor is elected or appointed. This vote was conducted by a show of hands with 7,680,264 (64.25%) for and 54,849 (0.46%) withheld.

Resolution to elect John Allport as a director of the Corporation.
As proposed in the Circular, John Allport was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 7,668,519 (64.15%) for and 66,594 (0.56%) withheld.

Resolution to elect Bahadur Madhani as a director of the Corporation.
As proposed in the Circular, Bahadur Madhani was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 6,747,573 (56.44%) for and 987,540 (8.26%) withheld.

Resolution to elect Kenneth Keirstead as a director of the Corporation.
As proposed in the Circular, Kenneth Keirstead was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 7,705,912 (64.46%) for and 29,201 (0.24%) withheld.

Resolution to elect Dr. Eldon R. Smith as a director of the Corporation.
As proposed in the Circular, Dr. Eldon R. Smith was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 7,706,481 (64.46%)

Description of Matter	Outcome of Vote

for and 28,632 (0.24%) withheld.

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof.
Deloitte LLP were reappointed to the office of auditors until the next annual meeting of shareholders and the directors were authorized to fix the remuneration of the auditors. This vote was conducted by a show of hands with 11,464,924 (95.90%) for and 484,732 (4.05%) shares withheld.

DATED the 4th day of April, 2013.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

/s/ John Allport
Name:	John Allport
Title:	Vice President Legal Affairs and Licensing